SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 2005

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: May 9, 2005

[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il


CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD.  ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

                 LANOPTICS ANNOUNCES 2005 FIRST QUARTER RESULTS

     YOKNEAM, ISRAEL, May 9, 2005 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the first quarter ended March 31, 2005.

     For the three months ended March 31, 2005, LanOptics reported revenues of US$ 1,873,000 versus US$ 614,000 in the first quarter of 2004. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. The company incurred an operating loss of US$ 2,013,000, versus US$ 2,281,000 in the first quarter of 2004. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products, and the balance of the expenses related primarily to EZchip's sales and marketing activities. Net loss for the first quarter was US$ 2,096,000, a loss of US$ 0.20 per share, compared to a net loss of US$ 2,449,000, or US$ 0.26 per share, for the same period last year.

     "During the first quarter of 2005 we completed the tape-out of EZchip's NP-2 network processor, the world's only 10-Gigabit network processor that incorprates a traffic manager on a single chip," said Dr. Meir Burstin, Chairman of the Board. "This represents a significant competitive advantage by reducing chip count, power consumption and cost. NP-2 has received a warm welcome, with close to 20 customer wins already in hand, many of which are from tier-1 networking vendors. Most of these NP-2 design wins are for utilization in line cards, which are often installed in quantities of ten or more cards per chassis. We expect to ship the first NP-2 samples to our customers in June 2005, and hope to see additional customer wins as the chip becomes available."

     "Our revenues during the first quarter of 2005 were largely generated by sales of NP-1c. Our customers have 12 NP-1c based products in production, with a small number of these accounting for substantially all of our NP-1c revenues. Our customers have 20 additional NP-1c based products in the design stage, with 10 expected to enter production by year-end and 10 more expected to enter production in 2006. Our future revenue ramp-up will continue to depend on market acceptance of our customers' products and the pace of recovery in the telecommunications and related markets."



ABOUT LANOPTICS

     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough technology provides packet processing, classification and traffic management on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible processing enables a wide range of applications for the metro, carrier-edge and core-enterprise.

[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il


     For more information on EZchip, visit the web site at http://www.ezchip.com For more information on LanOptics, visit the web site at http://www.lanoptics.com


     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2005 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

                             -- Tables to Follow --

[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il


                                 LanOptics Ltd.

                      Consolidated Statement of Operations
              (U.S. Dollars in thousands, except per share amounts)

                                                                     THREE MONTHS ENDED MARCH 31,
                                                                 -----------------------------------
                                                                     2005                   2004
                                                                 ------------           ------------
                                                                            (Unaudited)
Revenues                                                         $      1,873           $        614
Cost of Revenues                                                          739                    223
Amortization of Developed Technology                                       60                     60
                                                                 ------------           ------------
Gross Profit                                                            1,074                    331

Research & Development                                                  2,086                  1,690
Selling, General & Administration                                       1,001                    922
                                                                 ------------           ------------
Operating Loss                                                         (2,013)                (2,281)

Financial and Other expenses, net                                         (88)                  (168)
                                                                 ------------           ------------
Loss Before Minority Interest                                          (2,101)                (2,449)
Minority Interest in Loss of Subsidiary                                     5                      -
                                                                 ------------           ------------
Net Loss                                                               (2,096)                (2,449)
                                                                 ============           ============

Net Loss per Share                                                      (0.20)                 (0.26)

Weighted Average Number of Shares Used in Computing Net
Loss per Share                                                     10,626,285              9,250,535
                                                                 ------------           ------------

                                   -- more --

[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il





                                 LanOptics Ltd.

                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)


                                                        MARCH 31,         DECEMBER 31,
                                                        --------           --------
                                                          2005               2004
                                                        --------           --------
                                                       (Unaudited)         (Audited)
ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities          $ 23,017           $ 25,619
Trade Receivable                                           1,620                781
Other Receivables                                            459                703
Inventories                                                1,854              1,279
                                                        --------           --------
Total Current Assets                                      26,950             28,382

LONG-TERM INVESTMENTS:
Prepaid Development and Production costs, Net                455                476
Severance pay fund                                         1,543              1,489
                                                        --------           --------
Total Long-Term Investments                                1,998              1,965

PROPERTY & EQUIPMENT, NET                                    341                384

INTANGIBLE ASSETS, NET                                       574                634
                                                        --------           --------
TOTAL ASSETS                                            $ 29,863           $ 31,365
                                                        ========           ========



LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                          $  1,178           $    856
Other Payables and Accrued Expenses                        2,482              2,478
                                                        --------           --------
Total Current Liabilities                                  3,660              3,334

LONG TERM LIABILITIES:
Accrued Severance Pay                                      2,034              1,985

PREFERRED SHARES IN A SUBSIDIARY                          36,144             35,937

SHAREHOLDERS' DEFICIENCY:
Share Capital                                                 70                 70
Additional Paid-in Capital                                53,231             53,193
Accumulated Other Comprehensive Loss                        (110)               (84)
Accumulated Deficit                                      (65,166)           (63,070)
                                                        --------           --------
Total Shareholders' Deficiency                           (11,975)            (9,891)
                                                        --------           --------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY          $ 29,863           $ 31,365
                                                        ========           ========